SmytheRatcliffe
CHARTERED ACCOUNTANTS

January 5, 2011

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

TSX Venture Exchange
PO Box 11633
2700 – 650 West Georgia Street
Vancouver, BC V6B 4N9

Alberta Securities Commission
400 – 300 Fifth Avenue SW
Calgary, AB T2P 3C4

Dear Sirs:

Re: Titan Trading Analytics Inc. (the "Company")
Change of Auditor

We are writing in accordance with Section 4.11(6)(a)(ii)(B) of National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated January 5, 2011 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Smythe Ratcliffe LLP

Chartered Accountants

TM/sl/132050

cc: Titan Trading Analytics Inc.